UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of transfer to the Nasdaq Capital Market

Anghami Inc. (the “Company”) today announced that it has received approval from The Nasdaq Stock Market LLC (“Nasdaq”) to transfer the listing of its securities from the Nasdaq Global Market to the Nasdaq Capital Market. The Company’s ordinary shares and publicly traded warrants will continue to trade under the symbols “ANGH” and “ANGHW”, respectively. The transfer of the Company’s listing to the Nasdaq Capital Market is not expected to affect the trading in the Company’s securities. This transfer is expected to take effect as of the opening of trading on February 21, 2025.

As previously disclosed, the Company received notifications from Nasdaq indicating that the Company had failed to comply with the $1 bid price requirement for its ordinary shares for continued listing on the Nasdaq Global Market. In connection with the transfer of its listing to Nasdaq Capital Market, the Company will receive an extension of the deadline to regain compliance with Nasdaq’s $1 bid price requirement for its ordinary shares until August 18, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.

Date: February 20, 2025	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer